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SILVERMEX RESOURCES REPORTS ON LA GUITARRA MINE PRODUCTION

Vancouver, BC, Canada – March 30, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reports that preliminary production at its La Guitarra Mine, located in the Temascaltepec Mining District in Mexico, is currently underway. The company continues to successfully ramp up production. Since the beginning of 2011, the mine processed 15,008 tonnes of ore grading on average 164 g/t Ag and 2.07 g/t Au (288 g/t Ag Eq). Total silver equivalent (gold and silver) production consisted of 126,123 ounces.

Silvermex’s technical team continues ramping up operations with the goal of being at full capacity of 320 tonnes per day (“tpd”) by the fourth quarter of 2011. Due to lack of underground development in recent years, the mine’s current production rate and grades are lower than the historic average. Management has implemented an aggressive program to bring the mine back to full production capacity and at the same time improving the safety and environmental standards at the operation. This program includes expanding underground development, an extensive underground drilling program and rehabilitation, and the acquisition of new mine and electrical equipment. Management is confident that this program will bring the mine back to its full potential. Silvermex President Mike Callahan states “we have assembled a very talented team that has made some significant improvements at the site in a very short period of time, and we will see the direct impact of this effort in increases to production and reductions in operating costs”. Work to-date has focused on mobilization of development contractors, dewatering the San Rafael Zone, improving ground support of existing access ways and establishment of ventilation systems.

Programs to be conducted in the near future at La Guitarra include 7,500 m of surface drilling and 7,500 m of underground drilling, planned for Q2 and Q3 of this year. The objective of the underground drill program is to further develop underground reserves and resources in order to increase production and extend the mine life. The surface program is focused on delineating potential new ore bodies in order to expand production rates beyond the current capacity.

“Management is confident the Company will achieve its target of operational capacity by Q4 of this year”, stated Duane Nelson, CEO. Based on optimal capacity and calculated reserve grades, the 320 tpd operation should produce approximately 1,000,000 silver equivalent ounces on an annualized basis at a cash-cost of approximately $7.50 per ounce.

The Company’s geologic team is in the process of reviewing and compiling the extensive exploration data provided by previous operators in an effort to produce a comprehensive new resource model to better define the existing resources and gain a better understanding of the district potential.

Exploration Update

Geological mapping and sampling are being conducted at La Guitarra along a structural corridor from the Jessica portion of the Coloso Area and along strike to the southeast to the Los Angeles Area. The area being mapped covers approximately 3.0 x 1.5 km (450 ha). Much of this area, although covering favourable structural zones along strike from the La Guitarra mine, has never seen any significant or modern exploration Results from this work will aid in target definition and will be followed by a comprehensive drill program.

Surface mapping is also underway on the Veta de Oro and the El Concepcion series of veins, which are parallel structures in the hanging wall to the main La Guitarra vein and have never been systematically explored. A diamond drilling program will follow.

The company is also in the process of negotiating with surface owners for access agreements as well as preparing permit applications to obtain permission from the authorities in anticipation of commencing the surface programs in the coming months.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Silvermex is evaluating options for the expansion of existing mining operations at La Guitarra as well as advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. The Rosario/San Marcial mining concession consists of two past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.